                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
              PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 7)*

                                 Shopsmith, Inc.
                          ----------------------------
                                (Name of Issuer)

                          Common Shares - No Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                   825098 10 6
                          ----------------------------
                                 (CUSIP Number)

                                December 31, 2004
                          ----------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 5 Pages

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======================                                       ===================
CUSIP NO.  825098 10 6               13G                     Page 2  of 5  Pages
======================                                       ===================

================================================================================
1     NAME OF REPORTING PERSON Robert L. Folkerth

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                          (a) [ ]
                                                          (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
--------------------------------------------------------------------------------
           NUMBER OF              5       SOLE VOTING POWER

           SHARES                         243,104
                                  ----------------------------------------------
         BENEFICIALLY             6       SHARED VOTING POWER

          OWNED BY                         -0-
                                  ----------------------------------------------
            EACH                  7       SOLE DISPOSITIVE POWER

          REPORTING                       243,104
                                  ----------------------------------------------
           PERSON                 8       SHARED DISPOSITIVE POWER

            WITH                          -0-
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      243,104
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.1%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IN
================================================================================

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 825098 10 6                                          Page 3 of 5 Pages

Item 1.

            (a)   Name of Issuer:

                  Shopsmith, Inc.

            (b)   Address of Issuer's Principal Executive Offices:

                  6530 Poe Avenue
                  Dayton, Ohio  45414

Item 2.

            (a)   Name of Person Filing:

                  Robert L. Folkerth

            (b)   Address of Principal Business Office:

                  6530 Poe Avenue
                  Dayton, Ohio  45414

            (c)   Citizenship:

                  United States of America

            (d)   Title of Class of Securities:

                  Common Shares, without par value

            (e)   CUSIP Number:

                  825098 10 6

Item  3.    Rules 13d-1(b) or 13d-2(b) or (c) Statement.

            Not applicable.

Item  4.    Ownership.

            The following information concerning ownership of Common Shares is given as of December 31, 2004:

CUSIP No. 825098 10 6                                          Page 4 of 5 Pages

      (a)   Amount Beneficially Owned:

159,597     shares directly owned
 80,000     shares covered by options exercisable within 60 days
  3,507     shares owned indirectly (401(k) Plan)

-------
243,104     Total

      (b)   Percent of Class: 9.1%

      (c)   Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote:

                  243,104 Common Shares

            (ii)  shared power to vote or to direct the vote:

                  None.

            (iii) sole power to dispose or to direct the disposition of:

                  243,104 Common Shares

            (iv)  shared power to dispose or to direct the disposition of:

                  None.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

CUSIP No. 825098 10 6                                         Page 5 of 5 Pages

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

            Not applicable.

Signature.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 26, 2005

                                                      /s/ Robert L. Folkerth
                                                      --------------------------
                                                      ROBERT L. FOLKERTH